UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 21, 2023

reAlpha Tech Corp.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.001

Item 1.	Fundamental Change.

 On March 21, 2023, reAlpha Tech Corp, a Delaware corporation (the “Parent”), merged with and into reAlpha Asset Management, Inc., a Delaware corporation (the “Subsidiary”), pursuant to a short-form merger in accordance with Section 253 of the Delaware General Corporate Law (the “Merger”), with the Subsidiary surviving the Merger (the “Surviving Corporation”). The Merger became effective upon the filing of a Certificate of Ownership and Merger (including any exhibits attached thereto, the “Certificate of Merger”) with the Secretary of State of the State of Delaware on March 21, 2023 (the “Effective Time”). The Merger and the Certificate of Merger are intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation 1.368-2(g) and it is the intention of the Parent and Subsidiary that the Merger qualify as a tax-free reorganization pursuant to 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

Prior to the Merger, the Parent owned more than 90% of the issued and outstanding shares of common stock of the Subsidiary. As of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Subsidiary or Surviving Corporation, each share of the Subsidiary’s common stock issued and outstanding immediately prior to the Effective Time (other than shares of the Subsidiary common stock that were cancelled, as described below) were automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Further, each share of the Subsidiary’s common stock issued and outstanding immediately prior to the Effective Time that was held by the Parent or the Subsidiary (as treasury stock or otherwise) was automatically cancelled and returned to the status of authorized but unissued shares of the Subsidiary. And, lastly, as of the Effective Time, all of the shares of common stock of the Parent issued and outstanding immediately prior to the consummation of the Merger were automatically converted into a number of shares of common stock of the Surviving Corporation, pro-rated for the number of shares of the Subsidiary’s common stock held by the Parent at such time.

Upon consummation of the Merger, the directors and officers of the Subsidiary in effect immediately prior to the Effective Time became the officers and directors of the Surviving Corporation. Further, in connection with the Merger, the Surviving Corporation changed its name to “reAlpha Tech Corp.”

The foregoing description of the Merger is not complete and is qualified in its entirety by reference to the full text of the Certificate of Merger, a copy of which is filed as Exhibit 2.1 to this Current Report pursuant to Regulation A on Form 1-U and is incorporated by reference herein.

Item 6.	Changes in Control of Issuer.

To the extent required, the information set forth above in Item 1 of this Form 1-U is incorporated herein by reference in its entirety.

Exhibits

Exhibit No.	Description
2.1	Certificate of Ownership and Merger, filed March 21, 2023.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) reAlpha Tech Corp.

By (Signature and Title)	/s/ Michael Logozzo, Chief Financial Officer

Date March 24, 2023

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